FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  November


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.












                              BG Group Press release


                                 14 November 2002


                           BG Group plc City Presentation


At its annual strategy presentation to analysts and investors, BG Group plc will today confirm that the company is on schedule to meet its key growth objectives and will announce changes to some of its published targets.

The company will reaffirm that its strategy remains robust and contains opportunities for long-term growth. It will also introduce changes in investment emphasis and a re-basing of the Transmission and Distribution segment to reflect South American market realities.

Chief Executive Frank Chapman will say:

"BG's strategy remains one of strong growth and good returns, rooted in our expertise across the gas chain, and with E&P remaining our centre of gravity. Alongside our determination to achieve our targets, we are developing a rich portfolio of options to drive our growth well beyond 2006."

The Group will confirm it is on schedule to meet its key targets for Exploration and Production volumes in 2003 and 2006, and will reaffirm its 2003 finding and development cost target at $3.20 boe. BG will also revise its 2003 opex target to $2.75 boe, targeting an industry leading full-cycle cost of less than $6 per barrel.

In its Downstream businesses, BG will increase its 2003 target for LNG from 1.9 mtpa to 2.3 mtpa, and confirm its 2006 target of 6 mtpa. In Power, the 2003 target has been achieved ahead of schedule and a new target of 2.7 gigawatts will be announced for 2006. Transmission & Distribution targets for 2003 and 2006 are being reduced to 11.7 bcmpa and 14.0 bcmpa respectively. This reflects the impact of the adverse economic conditions in South America. BG will confirm all of its downstream cost targets.

BG will state that, based on its performance to date and its future plans, it is confident that it will reach its 2003 ROACE target of 10-11%. In May 2002, however, the company said it would be reviewing the 2006 ROACE target in light of the North Sea tax increase. Reflecting this and the economic weakness of Argentina and Brazil, the 2006 target is now to be revised downwards from 14% to 13%.

BG will also announce that it remains on track with its planned capital investment of GBP5.6 billion between 1999 and 2003, and GBP3 billion between 2004 and 2006. BG's gearing is expected to remain at less than 25%.

In addition to previously announced fields, contribution to fulfillment of the 2006 E&P volume target is also expected from the Atlantic and Glenelg fields, interests in which were included in BG's recent swap with BP, the Artemis field, which is expected to be developed as part of the Juno project, and the Panda field in the Sicily Channel, which was discovered in 2002.

The 2003 targets are now as follows (with the new figures in bold and the previously published figures in parentheses):

- Exploration and Production volumes of 440,000 barrels of oil equivalent per day;

-    Liquefied Natural Gas volumes of 2.3 (1.9) million tonnes per annum;

- Transmission and Distribution volumes of 11.7 (15.3) billion cubic metres per annum;

-    Power capacity of 2.5 gigawatts;


The 2006 targets are now as follows:

- Exploration and Production volumes of 530,000 barrels of oil equivalent per day;

-    Liquefied Natural Gas volumes of 6 million tonnes per annum;

- Transmission & Distribution volumes of 14 (20) billion cubic metres per annum;

-    A new Power capacity target of 2.7 gigawatts.


The financial framework for 2006 is:

- Post-tax ROACE of 13 per cent (14 per cent) based on an oil price of $17 per barrel

-    Capital expenditure of GBP3 billion in the period 2004-2006


Notes to Editors


BG Group plc-The Integrated Gas Major-works across the spectrum of the gas chain. Active on five continents in some 20 countries, BG operates four business segments - Exploration & Production, LNG, Transmission & Distribution and Power. BG is a significant holder of hydrocarbon reserves on the UK Continental Shelf, where it operates the Blake, Armada and Easington Catchment Area fields. Internationally, BG's operational strategy is to develop gas markets and construct infrastructure in tandem with its exploration interests. BG's core areas are the UK, Egypt, Kazakhstan, South America, India and Trinidad & Tobago.


KEY ASSUMPTIONS 2003 AND 2006 TARGETS

* Brent Oil price of US$16 per barrel real (base 2000) until the end of 2003 and US$17 per barrel nominal thereafter

*    Exchange rates of US$1.55:UKGBP1

*    US/ UK inflation rates of 2.5% per annum

*    UK corporation tax rates of 30%, except E&P upstream 40% 2002 onwards

* UK uncontracted gas prices 22 pence a therm in 2001: 18 pence a therm in 2002 and 17 pence a therm thereafter.


PRINCIPAL RISKS 2003 AND 2006 TARGETS

* Major recession or significant political upheaval in the major markets in which we operate

*    Failure to ensure the safe operation of BG Group's assets world-wide

* Implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff

* Commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed

* Foreign exchange risk, in particular the US$/UKGBP exchange rate being significantly different to that assumed

*    Technical, commercial, economic, regulatory and country risk.

For a detailed discussion of these and other risk factors, please refer to the Risk Factors included in BG Group's Annual Report and Accounts 2001.

Actual performances could differ materially from the targets. Accordingly, no assurances can be given that such targets will be achieved.

This announcement includes  "forward-looking  information" within the meaning of
Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in this announcement, including without limitation those concerning (i) BG Group's strategy, outlook and growth opportunities; (ii) the 2002 objectives and 2003 and 2006 long term growth targets including certain financial targets; (iii) cost targets; (iv) the projects expected to contribute to the fulfillment of the growth targets; (v) commercialisation and project delivery activities; (vi) BG Group's positioning to deliver its future plans and to realise its potential for growth; (vii) future reserves; (viii) the economic outlook for the gas and oil industries; (ix) demand for gas as a source of energy; and (x) statements preceded by "believes", "expects", "anticipates", "plans", "intends" or similar expressions, contain certain forward looking information concerning BG Group's operations, economic performance and financial performance. Although BG Group believes that the expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward looking statements, as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices;
(ii) success of implementing business and operating initiatives; (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates; (iv) the failure to ensure the safe operation of BG Group's assets worldwide; (v) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff; (vi) commodity risk, being the risk of significant fluctuations in gas and/or oil prices from those assumed; (vii) a major recession or significany upheaval in the major markets in which BG Group operates; (viii) risks encountered in the gas and oil exploration and production sector in general; (ix) fluctuations in exchange rates; (x) business risk management; and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2001.

This announcement does not constitute or contain, and shall not be taken to constitute or contain, an invitation or inducement to any person to underwrite, subscribe for, otherwise acquire or dispose of or invest in BG Group plc or any other entity, nor does it advise any person to do any of the foregoing.


Enquiries


Media                     Robin O'Kelly                    0118 929 3186
                          Chris Carter                     0118 929 2597

Investor Relations        Chris Lloyd/Megan Watson/
                          Brian McCleery                   0119 929 3025

Web:                      www.BG-group.com




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 14 November 2002                               By: ___Mark Edwards___

                                                     Mark Edwards
                                                     Deputy Company Secretary